KWESST ANNOUNCES SHARE CONSOLIDATION EFFECTIVE DATE

OTTAWA, OCTOBER 21, 2024 - KWESST Micro Systems Inc. (NASDAQ: KWE and KWESW, TSXV: KWE and KWE.WT.U) ("KWESST" or the "Company") announces that, further to the Company's press release on October 10, 2024, the Company has received approval of the TSX Venture Exchange (the "TSX-V") for the consolidation of the Company's issued and outstanding common shares (each, a "Share") on the basis of ten (10) pre-consolidation Shares for each one (1) post-consolidation Share (the "Consolidation"). The Consolidation was effected pursuant to a resolution of the board of directors of the Company dated October 9, 2024. No shareholder approval was required for the Consolidation to come into effect. The Shares will begin trading on the TSX-V and Nasdaq Capital Market (the "Nasdaq", and together with the TSX-V, the "Exchanges") on a consolidated basis on October 23, 2024.

As at the date hereof, there are a total of 15,791,742 Shares issued and outstanding. Assuming no other change to the issued and outstanding Shares, a total of 1,579,174 Shares, subject to adjustments for rounding, will be issued and outstanding.

No fractional post-Consolidation Shares will be issued as a result of the Consolidation. Fractional Shares will be rounded up to the next nearest whole number of Shares if the fraction is at least half of a Share and rounded down to the nearest whole number of Shares if the fraction is less than half a Share.

The Company's name and trading symbol remain unchanged following the Consolidation. The new CUSIP number will be 501506703 and the new ISIN number will be CA5015067039 for the post-Consolidation Shares.

A letter of transmittal from the Company's transfer agent, TSX Trust Company, has been sent to registered shareholders and is available on the Company's SEDAR+ profile at www.sedarplus.ca. The letter of transmittal contains instructions on how registered shareholders can exchange their Share certificates representing pre-Consolidation Shares for new certificates representing post-Consolidation Shares. Until surrendered, each Share certificate representing pre-Consolidation Shares will represent the number of whole post-Consolidation Shares to which the holder is entitled as a result of the Consolidation. Shareholders who hold their Shares in brokerages accounts are not required to take action to effect an exchange of their pre-Consolidation Shares for post-Consolidation Shares.

The Consolidation will not have any effect on the number of issued and outstanding Share purchase warrants of the Company which trade on the TSX-V under the symbol "KWE.WT.U" or on Nasdaq under the symbol "KWESW" (collectively, the "Listed Warrants"). However, as a result of the Consolidation, the number of Shares issuable upon the exercise of each Listed Warrant will be reduced and the exercise price increased, the whole in accordance with the terms of the indenture and warrant agent agreement, as applicable, governing the Listed Warrants. Following the Consolidation, the exercise of ten (10) Listed Warrants will be required to purchase one (1) post-Consolidation Share, and the exercise price will be US$50.00 per Share. No fractional Share will be issued upon exercise of any Listed Warrants. The Listed Warrants will continue to trade on the TSX-V and Nasdaq, as applicable, in each case, under their existing CUSIP number.

The exercise price and number of Shares of the Company issuable upon exercise of any other outstanding convertible securities will be proportionately adjusted pursuant to the Consolidation.

The Company believes that the Consolidation is in the best interests of shareholders as it will allow the Company to ensure continued compliance with Nasdaq's minimum bid price requirements.

About KWESST

KWESST (NASDAQ: KWE) (NASDAQ: KWESW) (TSXV: KWE) (TSXV: KWE.WT.U) develops and commercializes breakthrough next-generation tactical systems for military and security forces.  The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK.  The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada with representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Contact:

David Luxton, Executive Chairman: luxton@kwesst.com

Sean Homuth, President and CEO: homuth@kwesst.com

Jason Frame, Investor Relations: frame@kwesst.com 587.225.2599

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release includes certain statements that may be deemed "forward-looking statements" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of words such as "plans", "intends", "believes", "proposed", or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", or "will" be taken, occur or be achieved. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include: the ability of KWESST to maintain compliance with regulatory requirements for the Consolidation; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.